SUB-ITEM 77I


                       TERMS OF NEW OR AMENDED SECURITIES

                      AIM CITYPLACESUMMIT INVESTORS PLANS I
                     AIM PLACECITYSUMMIT INVESTORS PLANS II

On November 30, 2006, a special meeting of planholders and shareholders of AIM Summit Investors Plans I and AIM Summit Investors Plans II (the "Plans") was held in which the planholders approved the dissolution of the Plans, allowing planholders to become direct shareholders of Class P shares of AIM Summit Fund (the "Fund"). The planholders primary right under the Plans was to buy Class P shares of the Fund at net asset value ("NAV"). The Board of Trustees (the "Board") of the Fund has approved the continued sale of Class P shares to former planholders until the total of their combined investments in the Plans and in Class P shares directly equals the face amount of their former Plan under the 30 year extended investment option. Thus, their primary right under the Plans would be preserved. As a direct shareholder of the Fund, they would also maintain voting rights with respect to any issues submitted to shareholders of the Fund, as a whole, or specific to Class P shares.